

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

October 12, 2016

Jason Wheeler
Chief Financial Officer
Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, CA 94304

> **Re:** **Tesla Motors, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-34756**

Dear Mr. Wheeler:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure